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               SUPPLEMENT DATED APRIL 8, 2009 TO THE STATEMENT OF
                 ADDITIONAL INFORMATION FOR THE FOLLOWING FUND:

        STATEMENT OF ADDITIONAL INFORMATION, DATED FEBRUARY 2, 2009, FOR
                      SELIGMAN MUNICIPAL FUND SERIES, INC.
                                 (THE "SERIES")

Capitalized terms used but not defined in this Supplement shall have the meanings given to such terms in the Series' Statement of Additional Information.

Effective immediately, the information under the caption "Portfolio Managers" in the Series' Statement of Additional Information is superseded and replaced with the following information:

                               PORTFOLIO MANAGERS

The following table sets forth certain additional information from that discussed in the Prospectus with respect to the portfolio manager of the Funds. Unless noted otherwise, all information is provided as of Feb. 28, 2009.

OTHER ACCOUNTS MANAGED BY PORTFOLIO MANAGERS. The table below identifies, for the portfolio manager, the number of accounts managed (other than the Funds) and the total assets in such accounts, within each of the following categories: registered investment companies, other pooled investment vehicles, and other accounts. None of the accounts noted below have an advisory fee based on the performance of the account. For purposes of the table below, each series or portfolio of a registered investment company (other than the Funds) is treated as a separate registered investment company.

                          Registered Investment          Other Pooled
Portfolio Manager               Companies            Investment Vehicles        Other Accounts
-----------------     ----------------------------   -------------------   -----------------------
Catherine Stienstra   12 Registered Investment       0 Pooled Investment   11 Other Accounts with
                      Companies with approximately   Vehicles.             approximately $6.68
                      $3.61 billion in total                               billion in total assets
                      assets under management.*                            under management.

* Includes other registered investment companies for which Ms. Stienstra became the portfolio manager effective April 6, 2009.

COMPENSATION/MATERIAL CONFLICTS OF INTEREST. Set forth below is an explanation of the structure of, and method(s) used to determine portfolio manager compensation. Also set forth below is an explanation of material conflicts of interest that may arise between a portfolio manager's management of a Fund's investments and investments in other accounts.

Compensation:

Portfolio manager compensation is typically comprised of (i) a base salary, (ii) an annual cash bonus, a portion of which may be subject to a mandatory deferral program, and may include (iii) an equity incentive award in the form of stock options and/or restricted stock. The annual cash bonus is paid from a team bonus pool that is based on the performance of the accounts managed by the portfolio management team, which might include mutual funds, wrap accounts, institutional portfolios and hedge funds. The bonus pool is determined by the aggregate market competitive bonus targets for the teams of which the portfolio manager is a member and by the short-term (typically one-year) and long-term (typically three-year) performance of those accounts in relation to applicable benchmarks or the relevant peer group universe. Senior management of RiverSource Investments has the discretion to increase or decrease the size of the part of the bonus pool and to determine the exact amount of each portfolio manager's bonus paid from this portion

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of the bonus pool based on his/her performance as an employee. RiverSource
Investments portfolio managers are provided with a benefits package, including life insurance, health insurance, and participation in a company 401(k) plan, comparable to that received by other RiverSource Investments employees. Certain investment personnel are also eligible to defer a portion of their compensation. An individual making this type of election can allocate the deferral to the returns associated with one or more products they manage or support or to certain other products managed by their investment team. Depending upon their job level, RiverSource Investments portfolio managers may also be eligible for other benefits or perquisites that are available to all RiverSource Investments employees at the same job level.

Conflicts of Interest:

RiverSource Investments portfolio managers may manage one or more mutual funds as well as other types of accounts, including hedge funds, proprietary accounts, separate accounts for institutions and individuals, and other pooled investment vehicles. Portfolio managers make investment decisions for an account or portfolio based on its investment objectives and policies, and other relevant investment considerations. A portfolio manager may manage another account whose fees may be materially greater than the management fees paid by the Fund and may include a performance-based fee. Management of multiple funds and accounts may create potential conflicts of interest relating to the allocation of investment opportunities, competing investment decisions made for different accounts and the aggregation and allocation of trades. In addition, RiverSource Investments monitors a variety of areas (e.g., allocation of investment opportunities) and compliance with the firm's Code of Ethics, and places additional investment restrictions on portfolio managers who manage hedge funds and certain other accounts.

RiverSource Investments has a fiduciary responsibility to all of the clients for which it manages accounts. RiverSource Investments seeks to provide best execution of all securities transactions and to aggregate securities transactions and then allocate securities to client accounts in a fair and equitable basis over time. RiverSource Investments has developed policies and procedures, including brokerage and trade allocation policies and procedures, designed to mitigate and manage the potential conflicts of interest that may arise from the management of multiple types of accounts for multiple clients.

In addition to the accounts above, portfolio managers may manage accounts in a personal capacity that may include holdings that are similar to, or the same as, those of the fund. The investment manager's Code of Ethics is designed to address conflicts and, among other things, imposes restrictions on the ability of the portfolio managers and other "investment access persons" to invest in securities that may be recommended or traded in the fund and other client accounts.

SECURITIES OWNERSHIP. As of Feb. 25, 2009, Ms. Stienstra did not own any shares of the Funds.